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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]

NEWS RELEASE


        CONTACT:        Andreas Sommer, Ph.D.
                        President and Chief Executive Officer
                        (408) 988-2500


  YOSHITOMI CHANGES DEVELOPMENT PLANS REGARDING SOMATOKINE(R) PROGRAM IN JAPAN

            NOTICE OF TERMINATION OF COLLABORATION GIVEN TO CELTRIX

        SANTA CLARA, CA -- June 3, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported today that Yoshitomi Pharmaceutical Industries, Ltd., recent acquirer of The Green Cross Corporation (April 1998), has given notification of intent to terminate the development program between the two companies. The program covers the development and commercialization of SomatoKine(R) for treatment of osteoporosis in Japan. The collaboration was initiated between Celtrix and Green Cross in 1994.

        Yoshitomi has cited certain development and financial aspects of the program which have led them to this decision. These issues have surfaced since the merger of Green Cross with Yoshitomi. The impact on Celtrix of dissolving the collaboration would be loss of potential revenues from milestone and license payments. However, upon termination, Celtrix would regain the rights to treat osteoporosis in Japan.

        "This change in development plans at the new entity will allow Celtrix the opportunity to seek an appropriate partner for this indication in Japan," commented Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "Recently, we released encouraging interim results from Celtrix's clinical trials for the treatment of severely osteoporotic patients recovering from hip fracture surgery. In this Phase II feasibility study, SomatoKine has shown positive trends in hip bone mineral density, a strong predictor of reduced refracture risk."

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly, and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis, and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the development of SomatoKine to treat various indications including osteoporosis, the ability to enroll enough patients, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.


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